Exhibit 3.7

State of Delaware Secretary of State Division of Corporations Delivered 05:34 PM 11/13/2006 FILED 05:04 PM 11/13/2006 SRV 061038817 – 4250699 FILE

CERTIFICATE OF FORMATION

OF

TSP OWNER LLC

November 13, 2006

This Certificate of Formation pertains to the formation of TSP Owner LLC, a limited liability company organized under the Limited Liability Company Act of the State of Delaware, as follows:

1.	The name of the limited liability company is TSP Owner LLC (the “Company”).

2.	The address of the Company’s registered office in the State of Delaware is 160 Greentree Drive, Suite 101 in the City of Dover, County of Kent, 19904. The registered agent at this address is National Registered Agents, Inc.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Sangeeta Reddy
Sangeeta Reddy, Authorized Person